UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

National Grid Transco plc
Exact name of registrant as specified in charter

0001004315
Registrant CIK Number

11-K For 12-31-04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-14958
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)




05061881

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts, June 29, 2005.

National Grid Transco plc
(Registrant)

By: [signature]
(Name and Title)
John G. Cochrane, Chairman, National Grid USA Service Company, Inc. Benefits Committee

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 20 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commission File Number 1-14958

EXHIBITS

99.1	Financial statements of National Grid USA Companies' Incentive Thrift Plan II, filed under cover of Form SE

National Grid USA Companies' Incentive Thrift Plan II

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

National Grid USA Companies' Incentive Thrift Plan II
Index
December 31, 2004 and 2003

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of the National Grid USA Service Company,
a subsidiary of National Grid USA

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan II (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
June 10, 2005

National Grid USA Companies' Incentive Thrift Plan II
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Investments	$ 688,601,989	$ 619,630,533
Dividends receivable	1,707,100	1,596,923
Cash and cash equivalents	10,002	146,647
Total assets	690,319,091	621,374,103
Net assets available for benefits	$ 690,319,091	$ 621,374,103

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies' Incentive Thrift Plan II
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions	
Investment income	
Interest and dividend income	$ 15,311,262
Contributions	
Employee	30,021,251
Employer	8,953,613
Rollovers	17,345,537
Net appreciation in fair value of investments	
American Depositary Receipts	26,218,231
Mutual Funds	29,951,657
Common Collective Trusts	9,491,466
Total additions	137,293,017
Deductions	
Benefits paid to participants	68,348,029
Total deductions	68,348,029
Net increase in assets available for benefits	68,944,988
Net assets available for benefits	
Beginning of year	621,374,103
End of year	$ 690,319,091

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan II (the "Plan") was established effective September 1, 1984, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan II upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid (collectively, the "Employers") who are covered by a collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company Inc. (the "Administrator"). The Board of Directors of Nation Grid Transco plc has the governing authority to amend the Plan but has delegated certain amending authority to the Board of Directors of National Grid USA Service Company, Inc. The trustee of the Plan is T. Rowe Price Trust Company, Inc.

Contributions

The Plan is a defined contribution plan. Eligible employees (except certain Northboro Customer Service Center union employees whose benefits are described below) can make Elective Contributions, through Contribution Agreements (also known as Salary Reduction Agreements), to have from 1% to 50% of their base or total compensation contributed to the Plan. The annual employee pre-tax Elective Contributions by each Participant were subject to IRS limits of $13,000 and $12,000 in 2004 and 2003 for employees who did not attain age 50 by the end of the respective plan year. For employees who did attain age 50 by the last day of the applicable plan year, the annual maximum per-tax contribution was $16,000 for 2004 and $14,000 for 2003.

The Employers make Matching Contributions to the Plan equal to 100% of the employee Elective Contribution up to the first 2% of the Participants base compensation and then 50% of the employee Elective Contribution with respect to the next 4% of the base compensation for members of New England-based union locals who participate in the National Grid USA Companies' Final Average Pay Pension Plan.

Certain Northboro Customer Service Center union employees were eligible to receive enhanced thrift plan benefits in lieu of eligibility for a pension benefit until April 17, 2004. These Participants were eligible to contribute between 1% and 17% of their base or total compensation as employee Elective Contributions to the Plan. The Participants received an automatic contribution from Employers equal to 1.5% of their base compensation; they also received Employer Basic Matching Contributions equal to 100% of employee Elective Contributions up to 2% then 67% of the employee Elective Contributions on the next 6% of the Participants' base compensation.

As a result of the collective bargaining agreement for the Northboro Customer Service Center Union employees, which was ratified effective April 1, 2004, the matching contributions from April 17, 2004 forward mirror the design for all other New England-based union employees.

For Niagra Mohawk represented participants, the employer matching formula applicable for 2004 was as follows:

Match rate	Age and Service	Alternative Age and Service Rule
4%	1 to 9 years of service and age 21	None
5%	10 to 14 years of service and under age 45; or	6 to 10 years of service and age 40 or over
6%	15 or more years of service, regardless of age	11 or more years of service and age 45 or over

Effective January 1, 2005, represented employees of Niagra Mohawk are matched at a rate of 50% up to the first 6% of eligible contributions.

Under all circumstances Participants are not eligible for employer matching contributions until they have completed one year of service.

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. Following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Vesting
Participants are immediately fully vested in their Elective Contributions and Employer Matching contributions. Upon termination of employment or upon total and permanent disability, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Payments of Benefits
Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70½. A retired Participant who chooses distributions commencing at age 70½ may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

Loan Provisions
An employee Participant can obtain a loan from the Plan from such Participant's account. The minimum loan allowed is $1,000. A loan cannot exceed the lesser of 50% of the Participant's account balance or $50,000. The $50,000 limit is further limited by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off by the loan end date or if a Participant fails to make a payment for a period exceeding 90 days. In the event of default, the outstanding balance of the loan and any unpaid accrued interest is deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Demand distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $8,580 and $375,783 at December 31, 2004 and 2003, respectively.

The National Grid USA Companies' Incentive Thrift Plan II (the "Plan") was established effective September 1, 1984, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan II upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid (collectively, the "Employers") who are covered by a collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company Inc. (the "Administrator"). The Board of Directors of National Grid USA Service Company Inc. (the "Service Company") has the governing authority to amend the Plan. The trustee of the Plan is T. Rowe Price Trust Company, Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides various investment options such as stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Administration Fees
The Trustees were not paid administration fees for administering the Plan for the year ended December 31, 2004.

Investment Valuation
The mutual funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the investment committee or officers of the investment advisors. Investments in the National Grid Transco plc American Depositary Receipts (which are traded on the New York Stock Exchange under the Symbol "NGG") are valued according to the closing price on the London Stock Exchange which is then converted from British Pounds to U.S. Dollars based on relevant currency exchange rates. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

The Plan provides that certain transactions relative to National Grid Transco plc American Depository Receipts will be priced at the market value of the underlying securities at close of the London Stock Exchange on the business day prior to the particular transaction.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Contributions
Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period in which the payroll deductions are withheld from the Participants' paycheck. Basic Matching Contributions from the Employers are made in the same period that payroll deductions are made from Participants and are based upon Elective Contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and investments in American Depositary Receipts of National Grid Transco plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.

Benefit Payments and Withdrawals
Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefits approved and processed for payments as of year-end, but for which disbursement of those funds have not been made by year-end were insignificant as of December 31, 2004 and 2003.

Transfers
Transfers are assets transferred out/into the Plan to/from the National Grid USA Companies' Incentive Thrift Plan I ("Thrift I") which represent the accounts of participants whose job status changed from/to represented or to/from nonrepresented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan. There were no such transfers for the year ended December 31, 2004.

3. Investments

The following are the investment assets held by the Plan as of December 31, 2004 and 2003 that represent 5% or more of net assets available for benefits:

		2004	2003
‡	National Grid Transco plc American Depositary Receipts	$ 103,198,963	$ 82,471,520
‡	T. Rowe Price U.S. Treasury Money Market Trust	70,908,059	81,966,927
‡	T. Rowe Price Stable Value Fund	92,707,914	77,060,459
‡	T. Rowe Price Equity Income Fund	36,292,273	31,906,696
‡	T. Rowe Price Blue Chip Growth Fund	39,784,083	38,370,593
‡	T. Rowe Price Equity Index Trust Class C	94,854,071	92,504,696
	Fidelity Growth Company Fund	58,028,154	54,961,043

‡ Indicates party-in-interest

4. Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation, except as provided in the relevant union contracts. In the event the Plan is terminated, the assets will be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan.

6. Plan Amendments

On May 25, 2003, the Service Company Board of Directors voted to amend the Plan to reflect the changes agreed to in the Memorandum of Understanding with the New England-based locals of IBEW, UWUA and BUW dated May 12, 2003.

A summary of these changes is listed below:

- Effective October 1, 2003, employer matching contributions were no longer invested in National Grid ADRs. These contributions were invested in the same manner as the employee's deferral election.

- Effective October 1, 2003, the ADRs previously credited as matching contributions were eligible to be reallocated into other investment options, rather than remain in the ADRs for the period of not less than two years.

- Effective January 1, 2004, employee contributions were allowed on base pay only. Employees were also allowed to defer between 1% and 50% of base pay on a pre-tax basis and between 1% and 15% on an after-tax basis.

- Beginning in 2004, in lieu of a payroll-by-payroll true-up process, a year-end true up was substituted into the provisions of the plan. The year-end true up process was added for Niagra Mohawk represented participants effective January 1, 2005.

- Effective January 1, 2004, the suspension period for individuals who obtain a hardship withdrawal was established as six-months, as opposed to the one-year period previously in place.

- On November 24, 2004, the Board of Directors of National Grid USA Service Company, Inc. voted to amend the Plan to reflect the changes agreed to in the Memorandum of understanding with IBEW Local 97 on behalf of the represented employees of Niagra Mohawk Power Corporation revised and effective on October 1, 2004. These changes are effective January 1, 2005 and a summary is provided below:

  - All regular full- and part-time employees working at least 20 hours per week, as well as probationary employees will be immediately eligible to participate in the incentive thrift plan through employee contributions upon employment. Eligibility for company matching contributions will commence following one year of service.

  - Matching contributions will be made in weeks during which a participant has made his/her own contributions. A year-end true-up match will be provided to ensure that the total match for which an employee is eligible is made to the thrift plan account, taking into account all employee contributions throughout the year.

  - Matching contributions are calculated on the first 6% of eligible contributions.

National Grid USA Companies'
Incentive Thrift Plan II
Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2004

Supplemental Schedule

Identity of Issuer	Description	Shares	Cost	Current Value
National Grid Transco plc*	National Grid Group plc American Depositary Receipts	2,171,842	$ 63,659,675	$ 103,198,963
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	70,908,059	70,908,059	70,908,059
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	92,707,914	92,707,914	92,907,014
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	603,513	15,478,764	21,533,352
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust Class C	8,431,473	71,347,828	94,854,071
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	1,364,884	31,041,499	36,292,273
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	448,758	19,349,609	8,571,274
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Mid-Cap Growth Fund	241,369	9,475,279	12,039,487
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	779,899	12,937,172	15,200,233
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	1,286,678	37,648,927	39,784,083
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Income Fund	177,485	2,306,003	2,633,879
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Balanced	644,804	9,661,110	11,728,993
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Growth Fund	738,857	12,259,688	16,188,363
Fidelity Investments	Fidelity Growth Company Fund	1,034,923	40,498,049	58,028,153
Fidelity Investments	Fidelity Dividend Growth Fund	391,619	9,434,527	11,157,233
Fidelity Investments	Fidelity Low Priced Stock Fund	498,125	14,453,217	20,049,537
Fidelity Investments	Fidelity Diversified International Fund	869,673	16,911,608	24,907,449
PIMCO	PIMCO Total Return Fund	2,019,323	21,816,675	21,546,179
PIMCO	PIMCO RCM Global Technology Fund	232,179	6,671,872	8,430,410
Cash				10,002
Participant loans*	4%-9%		-	18,842,083
			$ 558,567,475	$ 688,611,991

* Party-in-interest